KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

May 25, 2004

Paul Dudek

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's May 25, 2004 press release regarding EDITIS.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

dlw 5/27

Press Release

LAGARDERE



SALE OF EDITIS ASSETS

The expiration of the exclusivity period granted to Wendel Investissement by Lagardère, which was initially set at midnight, Tuesday, May 25, has been extended until the end of the Pentecost weekend.

It was deemed necessary to extend this period to allow detailed verification that all the conditions of a draft agreement for the transfer of the Editis assets for sale have been met.

Paris, May 25, 2004

Press Contacts:

Thierry FUNCK-BRENTANO
Tel. : 33.1.40.69.16.34

Jean-Pierre JOULIN
Tel. : 33.1.40.69.18.03

Arnaud MOLINIE
Tel. : 33.1.40.69.16.05

Investor Relation Contact:

Alain LEMARCHAND
Tel.: 33.1.40.69.18.02